CASTELLUM

082-04683

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.




06015468

SUPPL

Gothenburg, July 18, 2006

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Release:
Press Release 6/2006, April 19: Castellum's income from property management improved by 10%
Press Release 7/2006, Castellum invests SEKm 656
Press Release 8/2006, July 18: Castellum's net leasing continues strong

Very truly yours,

CASTELLUM AB



Håkan Hellström
p.p. Maria Kileby



Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM



In Mölnlycke, a property comprising both office as well as warehouse and industiral premises was acquired in February.

Interim Report January-March 2006

Interim Report January-March 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 21 billions, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg (incl. Borås and Alingsås), the Öresund Region (Malmö, Lund, Helsingborg), Greater Stockholm (Stockholm's inner suburbs), Mälardalen (Örebro, Västerås, Uppsala) and Western Småland (Värnamo, Jönköping, Växjö).

The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

- Rental income for the period January-March 2006 amounted to SEKm 490 (SEKm 470 corresponding period previous year).

- Net income after tax for the period amounted to SEKm 239 (163), equivalent to SEK 5.83 (3.98) per share.

- Income from property management improved by 10% to SEKm 194 (176), equivalent to SEK 4.73 (4.29) per share.

- The last day for trading the Castellum share before the share split 4:1 is April 24.

DATA PER SHARE

SEK	2006 Jan-March	2005 Jan-March	2005	2004	2003	2002	2001	2000
Income property management	4.73	4.29	20.00	18.07	16.29	15.10	13.20	10.62
Change	**+10%**		**+11%**	**+11%**	**+8%**	**+14%**	**+24%**	
Net income after tax	5.83	3.98	31.56	22.34	10.73	16.00	22.71	16.30
Change	**+46%**		**+41%**	**+108%**	**-33%**	**-30%**	**+39%**	
Dividend			10.50	9.50	8.50	7.50	6.50	5.50
Change			**+11%**	**+12%**	**+13%**	**+15%**	**+18%**	

Business Concept

Castellum's business concept is to develop and add value to its real estate porfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties, through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*

- *The objective is to report annual investments of at least SEKm 1,000 in properties with potential and sales of properties to which no further value can be added by management of at least SEKm 500 per year.*

- *The objective for the capital structure will be an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.*

- *The objective is to distribute at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*



Income, Costs and Results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparison are made with the end of previous year. For definitions see Castellum's website, ***www.castellum.se***

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 194 (176), equivalent to SEK 4.73 (4.29) per share. The improvement is 10% and has been achieved chiefly through lower interest rate levels.


INCOME FROM PROPERTY MANAGEMENT PER SHARE
Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
5,50
5,00
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
22,00
20,00
18,00
16,00
14,00
12,00
10,00
8,00
6,00
4,00
2,00
0,00
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

During the first quarter, changes in value on properties and derivatives amounted to, respectively, SEKm 52 (70) and SEKm 85 (–18). Net income for the period was SEKm 239 (163), equivalent to SEK 5.83 (3.98) per share.

Rental income

Group rental income amounted to SEKm 490 (470). The improvement is chiefly an effect of a larger real estate portfolio.

Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts expiring are extended with unchanged conditions. For office and retail properties, the average contracted rental level amounted to SEK 1,083 per sq.m., whereas it for warehouse and industrial properties amounted to SEK 623 per sq.m. Rental levels have increased by 1% compared with previous year, mainly as an effect of indexation.

Castellum has a wide spread of risk in the commercial lease portfolio consisting of approx. 3,700 commercial contracts, spreading over many sectors and durations. The single largest contract makes up for 1% of Castellum's total rental income.

The economic occupancy rate for office and retail properties were 87.8% and for warehouse and industrial properties 86.4%. The occupancy rate, adjusted for acquisitions and sales, has compared to previous year in principle remained unchanged for office and retail properties, while it is lower for warehouse and industrial properties. The total rental value for vacant premises during the year amounts to approx. SEKm 288 on an annual basis.

Net leasing (i.e. annual value of gross leasing less contracts terminated) for the period was SEKm 16 (12). The level of gross leasing has been consistently high during the last three quarters, over SEKm 60 per quarter. Even if terminations also have increased somewhat the positive trend in net leasing continues. The time difference between reported net leasing and the effect in income thereof is estimated to between 6-18 months.


NET LEASING
Isolated quarter, SEKm
120
100
80
60
40
20
0
-20
-40
-60
-80
New leases
Terminations
Net leasing, rolling annual value
2000
2001
2002
2003
2004
2005
2006

The rental market is still characterized by stable rental levels and a high activity. The trend with a slowly increasing demand for both larger as well as smaller premises remains. The turnover rate in the lease portfolio is high and creates many opportunities for business, which favours Castellum that has a strong presence on each local market.

The real estate market has during the first quarter been characterized by stable real estate prices and a continued strong demand from both Swedish as well as international investors. The segmentation of the market continues with different kinds of real estate investors looking for different types of objects. A notable change is that more and more foreign investors are beginning to sell properties with development potential, which has increased the supply on the market during the first quarter this year.

Property costs

Property costs amounted to SEKm 200 (178) corresponding to SEK 300 per sq.m. (287). The increase in costs per sq.m. was 5% and is chiefly explained by higher costs for heating and snow clearance.

Central administrative expenses

Central administrative expenses were SEKm 14 (13). This includes costs for a profit and share price related incentive plan for senior management of SEKm 2 (3).

Net financial items

Net financial items were SEKm –82 (–103). The average interest rate level during the period was 3.5% (4.8%).

Castellum's interest rate maturity structure provides low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term, an immediate change in the market interest rate of one percentage unit would affect net financial items by SEKm 46 during the following year, equivalent to 5% of income from property management.

Changes in value

During the period six properties (14) were sold for a total of SEKm 112 (310), which gave SEKm 26 in realized results. The majority of the sales are residential properties being sold to tenant owners' associations.

Based on annual business plans an internal valuation of all properties using a 10 year cash flow-based model is carried out at the year-end, which is ensured by an external valuation of approx. 50% of the total value. The internal valuation, which forms the properties' fair value according to the balance sheet, is updated during the year due to acquisitions, sales and investments in existing properties as well as significant events such as changes in required yields, major new leases and terminations not taken into consideration in previous valuation. Based upon the internal valuation the unrealized change in value during the period is calculated to SEKm 26 (27).

Castellum's average interest rate for funding was 3.6% at the end of the period. The market interest rate for a credit portfolio with the equivalent interest rate maturity structure is 3.4%. Since the market interest rate is lower there is a sub value in the interest rate portfolio, which as the end of the period, was SEKm 148 (409). During the period, the value has changed by SEKm 85 (–18), which is chiefly explained by increasing market interest rates.

Tax

Due to the opportunity to make depreciations for tax purposes, deductions of investments deductible for tax purposes and to utilize tax loss carry forwards, there are no paid tax costs.

There is, however, a deferred tax cost of SEKm 92, referring to 28% of utilized tax loss carry forwards, the deferred taxation from depreciation for tax purposes and investments deductible for tax purposes, and changes in value. The remaining tax loss carry forwards have been calculated to SEKm 384.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated to well-situated working-areas with good means of communication and services.

Investments and sales

During the period, the following changes in the real estate portfolio have occurred.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on January 1, 2006	21 270	494
+ Acquisitions	169	8
+ Investments in existing properties	193	–
– Sales	– 86	– 6
+ Unrealized change in value	26	–
Real estate portfolio on March 31, 2006	21 572	496

During the period investments totalling SEKm 362 (183) were made, of which SEKm 169 (85) were acquisitions and SEKm 193 (98) investments in existing properties. Of the total investments, SEKm 175 related to Greater Gothenburg, SEKm 76 to the Öresund Region, SEKm 48 to Greater Stockholm, SEKm 33 to Mälardalen and SEKm 30 to Western Småland.

INVESTMENTS


Isolated quarter, SEKm (bars)
Rolling annual value, SEKm (line)
Investments in existing properties
Acquisitions
800
700
600
500
400
300
200
100
0
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006

CASTELLUM'S REAL ESTATE PORTFOLIO 31-03-2006

	31-03-2006				January-March 2006						
	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	69	358	4 096	*11 453*	100	*1 126*	88.9%	90	28	*311*	62
Öresund Region	45	303	4 224	*13 916*	92	*1 210*	89.7%	82	24	*319*	58
Greater Stockholm	37	248	2 496	*10 078*	74	*1 197*	81.3%	60	25	*404*	35
Mälardalen	46	215	1 593	*7 400*	49	*908*	88.2%	43	15	*282*	28
Western Småland	37	203	1 511	*7 438*	44	*863*	92.2%	41	17	*320*	24
Total office/retail	**234**	**1 327**	**13 920**	***10 488***	**359**	***1 083***	**87.8%**	**316**	**109**	***327***	**207**
Warehouse/industrial											
Greater Gothenburg	85	479	2 727	*5 696*	77	*640*	92.0%	70	20	*175*	50
Öresund Region	40	283	1 584	*5 599*	43	*610*	80.4%	35	12	*164*	23
Greater Stockholm	32	195	1 110	*5 691*	37	*760*	86.4%	32	13	*259*	19
Mälardalen	36	148	634	*4 278*	22	*605*	83.3%	19	8	*211*	11
Western Småland	32	167	592	*3 544*	19	*451*	81.3%	15	5	*134*	10
Total warehouse/industrial	**225**	**1 272**	**6 647**	***5 225***	**198**	***623***	**86.4%**	**171**	**58**	***184***	**113**
Residential											
Gothenburg	2	2	30	*12 043*	1	*1 011*	99.7%	1	0	*508*	1
Helsingborg	2	17	240	*14 522*	4	*1 062*	99.3%	4	2	*385*	2
Total residential	**4**	**19**	**270**	***14 196***	**5**	***1 056***	**99.4%**	**5**	**2**	***401***	**3**
Total	**463**	**2 618**	**20 837**	***7 958***	**562**	***859***	**87.4%**	**492**	**169**	***258***	**323**
Leasing and property administration									28	*42*	–28
Total after leasing and property administration									**197**	***300***	**295**
Development projects	5	46	359	–	3	–	–	1	1	–	0
Undeveloped land	28	–	376	–	–	–	–	–	–	–	–
Total	**496**	**2 664**	**21 572**	**–**	**565**	**–**	**–**	**493**	**198**	**–**	**295**

The table above relates to the properties owned by Castellum at the end of the period and reflects the income and costs of the properties as if they had been owned during the whole period. The discrepancy between the net operating income of SEKm 295 accounted for above and the net operating income of SEKm 290 in the income statement is explained by the deduction of the net operating income of SEKm 0 on properties sold during the period, as well as the adjustment of the net operating income of SEKm 5 on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

RENTAL VALUE BY PROPERTY TYPE, EXCL. PROJECTS



Office/Retail 64%
Warehouse/ Industrial 35%
Residential 1%

RENTAL VALUE BY REGION, EXCL. PROJECTS



Greater Gothenburg 32%
Greater Stockholm 20%
Mälardalen 12%
Öresund Region 25%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2006 Jan-March	2005 Jan-March	2005 Jan-Dec
Rental value, SEK/sq.m.	859	863	851
Economic occupancy rate	87.4%	88.5%	88.1%
Property costs, SEK/sq.m.	300	287	247
Net operating income, SEK/sq.m.	451	477	502
Fair value, SEK/sq.m.	7 958	7 659	7 930
Number of properties	496	481	494
Lettable area, thousand sq.m.	2 664	2 496	2 651

SEGMENT INFORMATION

	Rental income		Net operating income incl. changes in value on properties	
SEKm	2006 Jan-March	2005 Jan-March	2006 Jan-March	2005 Jan-March
Greater Gothenburg	159	151	131	134
Öresund Region	120	119	98	115
Greater Stockholm	92	90	49	51
Mälardalen	64	56	34	30
Western Småland	55	54	30	32
Total	**490**	**470**	**342**	**362**

Financing

FINANCING 31-03-2006


Shareholders' equity
SEKm 8 749 (40%)
Deferred tax liabilities
SEKm 2 229 (10%)
Derivatives
SEKm 148 (1%)
Interest bearing liabilities
SEKm 9 812 (45%)
Non interest-bearing liabilities
SEKm 753 (4%)

Shareholders' equity

Shareholders' equity was SEKm 8,749 (8,940), representing an equity/assets ratio of 40% (42%). The dividend decided by the annual general meeting in March has reduced shareholders' equity by SEKm 430.

In order to regulate the company's capital structure the company can repurchase 2.3 million own shares in addition to the 2 million shares which were repurchased earlier.

Interest-bearing liabilities

As of 31 March, 2006 Castellum had long term binding credit agreements totalling SEKm 10,950 (10,956), short term binding credit agreements totalling SEKm 428 (422) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,829 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 8 (5), net interest-bearing liabilities were SEKm 9,804 (9,391). The average duration of Castellum's long term credit agreements as of 31 March, 2006 was 5.9 years.

The average effective interest rate as of 31 March, 2006 was 3.6% (3.5%). The average fixed interest term on the same date was 2.5 years (2.7) and has been achieved through the extension of loans with short term fixed interest terms by interest swap agreements. The share of loans with interest rate maturity during the next 12 months was 57% (57%). According to the Financial Policy, the average fixed interest term will be 1.5-3 years and the share of interest rate maturity during the next 12 months will be no more than 60%.

INTEREST RATE AND LOAN MATURITY STRUCTURE 31-03-2006

	Interest rate maturity structure		Loan maturity structure	
	Interest rate maturity, SEKm	Average interest rate	Credit agreements, SEKm	Utilized, SEKm
0-1 year	5 604	2.8%	3 257	2 904
1-2 years	500	5.1%	–	–
2-3 years	700	4.1%	700	250
3-4 years	450	5.2%	1 750	750
4-5 years	200	5.2%	–	–
5-10 years	2 350	4.7%	8 500	5 900
Total	**9 804**	**3.6%**	**14 207**	**9 804**

Accounting Principles

Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). This interim report has been prepared according to IAS 34 Interim Financial Reporting. Accounting principles and methods for calculations have remained unchanged compared to previous year.

Net Asset Value

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to the value range of +/– 5-10% used in property valuations, which shall reflect the uncertainty that exists in the assumptions and calculations made. Further, the effective tax is expected to be lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted.

In all this gives, with the assumption of a value range of +/– 5% on property level and with the assumption of a calculated effective tax rate of 10%, a net asset value in the range below.

NET ASSET VALUE		
SEKm		
Net asset value according to the balance sheet	8 749	
Reversed 28% deferred tax	2 229	
Uncertainty range -/+ 5% on properties	– 1 079	1 079
Pre tax net asset value	9 899	12 057
SEK/share	*241*	*294*
Calculated deferred tax 10%	– 688	– 904
Net asset value after 10% tax	9 211	11 153
SEK/share	*225*	*272*

Share Split

The Annual General Meeting on March 23, 2006 decided to carry out a share split 4:1, by which every old share is replaced by four new shares. This means that the number of registered shares increases from 43,001,677 to 172,006,708 and the number of outstanding shares increases from 41,000,000 to 164,000,000.

Last day for trading shares before the split is April 24, 2006 and record day for the share split is April 27, 2006. VPC will send out information about the completed split to the shareholders on May 3, 2006.

First day for trading shares after the split is April 25, 2006.

The Parent Company

Net income after tax for the parent company, which has only group-wide functions, amounted to SEKm 58 (–14) of which SEKm 85 (–18) was change in value of the derivative portfolio. Turnover, which consists mainly of intra-group services, was SEKm 2 (2).

Besides liquid assets of SEKm 0 (0), the assets of the parent company consists mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEKm 3,727 (3,727) and interest-bearing internal financing of the subsidiaries was SEKm 10,262 (9,925). Financing has chiefly been provided through shareholders' equity of SEKm 3,654 (4,026), of which SEKm 3,548 (3,920) is non-restricted equity, and external liabilities of SEKm 9,804 (9,387).

Gothenburg April 19, 2006

Håkan Hellström
Chief Executive Officer

This Interim Report has not been examined by the company's auditors.

INCOME STATEMENT

SEKm	2006 Jan-March	2005 Jan-March	Rolling 12 months April 05-March 06	2005 Jan-Dec
Rental income	490	470	1 927	1 907
Operating expenses	– 124	– 105	– 372	– 353
Maintenance	– 24	– 23	– 94	– 93
Ground rent	– 4	– 4	– 16	– 16
Real estate tax	– 20	– 20	– 69	– 69
Leasing and property administration	– 28	– 26	– 108	– 106
Net operating income	**290**	**292**	**1 268**	**1 270**
Central administrative expenses	– 14	– 13	– 69	– 68
Net financial items	– 82	– 103	– 361	– 382
Income from property management	**194**	**176**	**838**	**820**
Changes in value				
Properties, realized	26	43	54	71
Properties, unrealized	26	27	860	861
Derivatives, realized	–	–	14	14
Derivatives, unrealized	85	– 18	49	– 54
Income before tax	**331**	**228**	**1 815**	**1 712**
Current tax	–	– 27	26	– 1
Deferred tax	– 92	– 38	– 471	– 417
Net income for the period/year	**239**	**163**	**1 370**	**1 294**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

DATA PER SHARE

	2006 Jan-March	2005 Jan-March	Rolling 12 months April 05-March 06	2005 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	5.83	3.98	33.41	31.56
Income from property management, SEK	4.73	4.29	20.44	20.00
Outstanding number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Fair value of properties, SEK	526	473	526	519
Shareholders' equity, SEK	213	190	213	218

Since there is no potential common stock (e.g. convertibles), there is no effect of dilution.

FINANCIAL KEY RATIOS

	2006 Jan-March	2005 Jan-March	Rolling 12 months April 05-March 06	2005 Jan-Dec
Net operating income margin	59%	62%	66%	67%
Interest coverage ratio	337%	271%	332%	315%
Return on equity	7.4%	6.9%	16.5%	15.2%
Return on total capital	5.4%	6.1%	10.2%	10.4%
Investments, SEKm	362	183	1 536	1 357
Sales, SEKm	112	310	270	468
Equity/assets ratio	40%	40%	40%	42%
Borrowing ratio	46%	44%	46%	45%

BALANCE SHEET

SEKm	2006 31 March	2005 31 March	2005 31 Dec
Assets			
Investment properties	21 572	19 392	21 270
Other fixed assets	14	11	14
Current receivables	97	93	89
Cash and bank	8	53	5
Total assets	**21 691**	**19 549**	**21 378**
Shareholders' equity and liabilities			
Shareholders' equity	8 749	7 809	8 940
Deferred tax liability	2 229	1 705	2 126
Long term interest-bearing liabilities	9 812	8 566	9 396
Derivatives	148	409	233
Non-interest-bearing liabilities	753	1 060	683
Total shareholders' equity and liabilities	**21 691**	**19 549**	**21 378**

CHANGES IN EQUITY

SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend (SEK 9.50 per share)	–	–	–	– 389	– 389
Net income January-March 2005	–	–	–	163	163
Shareholders' equity 31-03-2005	*41 000*	**86**	**20**	**7 703**	**7 809**
Net income April-December 2005	–	–	–	1 131	1 131
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend (SEK 10.50 per share)	–	–	–	– 430	– 430
Net income January-March 2006	–	–	–	239	239
Shareholders' equity 31-03-2006	*41 000*	**86**	**20**	**8 643**	**8 749**

CASH FLOW STATEMENT

SEKm	2006 Jan-March	2005 Jan-March	2005 Jan-Dec
Net operating income	290	292	1 270
Central administrative expenses	– 14	– 13	– 68
Reversed depreciations	1	1	5
Net financial items paid	– 67	– 86	– 446
Tax paid on income from property management	–	–	– 1
Cash flow from operating activities before change in working capital	**210**	**194**	**760**
Change in current receivables	– 10	– 21	– 32
Change in current liabilities	15	– 3	42
Cash flow from operating activities	**215**	**170**	**770**
Investments in existing properties	– 193	– 98	– 597
Property acquisitions	– 158	– 77	– 710
Change in liabilities at acquisitions of property	40	– 1	74
Property sales	112	310	468
Change in receivables at sales of property	2	13	30
Other net investments	– 1	– 3	– 12
Cash flow from investment activities	**– 198**	**144**	**– 747**
Change in long term liabilities	416	– 268	562
Closing derivatives	–	–	– 198
Dividend paid	– 430	–	– 389
Cash flow from financing activities	**– 14**	**– 268**	**– 25**
Cash flow for the period/year	**3**	**46**	**– 2**
Cash and bank, opening balance	5	7	7
Cash and bank, closing balance	**8**	**53**	**5**

The Castellum Share

The Castellum share is listed on Stockholmsbörsen's (Stockholm Exchange) O-list, Attract 40. At the end of the period the company had about 7,900 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

SHAREHOLDERS

Shareholders as of 31-03-2006	Number of shares, thousand	Percentage of voting rights and capital
SEB Securities Services	2 700	6.6%
László Szombatfalvy	2 500	6.1%
AFA Sjukförsäkrings AB	1 781	4.3%
Handelsbanken Equity Finance	1 389	3.4%
AMF, Pensionsförsäkrings AB	856	2.1%
Carnegie Investment Bank AB	846	2.1%
Nordea Bank AB	742	1.8%
Morgan Stanley Equity Finance AB	713	1.7%
Kåpan Pensioner Försäkringsförening	698	1.7%
Tredje AP-fonden	657	1.6%
Other shareholders registered in Sweden	14 765	36.0%
Shareholders registered abroad	13 353	32.6%
Total outstanding shares	41 000	100.0%
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-03-2006


Sweden 67%
Of which
Funds, insurance comp etc. 22%
Private persons, private comp 41%
AP-funds 2%
Trusts, associations etc. 2%
Great Britain 9%
Luxembourg 2%
USA 8%
The Netherlands 2%
Other 12%

The Castellum share price as at March 31, 2006 was SEK 329.50 equivalent to a market value of SEK 13.5 billion, calculated on the number of outstanding shares.

Since the beginning of the year, a total of 8.4 million shares were traded, equivalent to an average of 131,000 shares per day, corresponding on an annual basis to a turnover rate of 81%.

During the last 12-month period the total yield of the Castellum share has been 47.2% including dividend of SEK 10.50 per share. Since the IPO on May 23, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 25.9% per year.

TOTAL YIELD (INCLUDING DIVIDEND)

	April 2005 - March 2006	On average per year May 1997-March 2006
The Castellum Share	47.2%	25.9%
Stockholm Stock Exchange (SIX)	44.8%	10.4%
Real Estate Index Sweden (EPRA)	47.0%	21.4%
Real Estate Index Europe (EPRA)	46.5%	16.0%

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23, 1997 UNTIL APRIL 13, 2006


Turnover, million shares per month
Share price,SEK
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Castellum share price
Castellum share price incl. dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Turnover per month

CALENDAR

Half-year Report January-June 2006	18 July, 2006
Interim Report January-September 2006	18 October, 2006
Year-end Report 2006	24 January, 2007
Annual General Meeting	22 March, 2007

For further information please contact Håkan Hellström, CEO telephone +46 31-60 74 00 or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

All photos in this Interim Report show the property Hönekulla 1:571 in Mölnlycke, which was acquired in February.

SUBSIDIARIES

Aspholmen Fastigheter AB
Elementvägen 14, SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00 Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158, SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20 Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013, SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00 Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148, SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00 Fax +46 370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725, SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00 Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00 Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Visiting address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

PRESS RELEASE 7/2006

Gothenburg, July 10th, 2006

Castellum invests SEKm 656

Castellum has through wholly owned subsidiaries acquired 12 properties for SEKm 630, decided on investments in an existing property of SEKm 26 and sold one property for SEKm 13.

A commercial property in Uppsala with a lettable area of approx. 10,000 sq.m. has been acquired for SEKm 119. The property, located in the shopping area Boländerna, holds an unutilized building permission of approx. 3,000 sq.m. At the time of taking possession on June 1st, in principle all premises were let.

A commercial property in Örebro with a lettable area of approx. 10,500 sq.m. has been acquired for SEKm 41. The property located in the Holmen area, holds an unutilized building permission of approx. 6,000 sq.m. The nearness to E18/E20 provides good exposure as well as good accessibility. At the time of taking possession in May the occupancy rate was approx 75 %.

Further more three smaller commercial properties, one in Örebro, one in Malmö and one in Växjö with a total lettable area of approx. 4 800 sq.m. and one undeveloped property in Malmö with a land area of 8,200 sq.m. have been acquired for a total of SEKm 34.

Following the signing of a six year lease contract refurbishment and new construction have started on Sesamfröet 1 in Mölndal. Approx. 2,000 sq.m. will be refurbished and approx. 1,000 sq.m. is new construction. At the time of taking possession in the autumn of 2005, the property was unlet. The investment will amount to SEKm 26 and at the time of moving in, which is set to the turn of the year 2006/2007, all premises will be let.

A smaller residential property in the eastern parts of Gothenburg has been sold for SEKm 13. The property holds 14 apartments with a total area of approx. 1,000 sq.m.

The above mentioned transactions have been completed during May and June.

In the beginning of July, six commercial properties located in Solna, Kista, Vällingby and Upplands-Väsby with a total lettable area of approx 48,000 sq.m. mostly office premises, have been acquired for SEKm 436. All properties have good access to major roads and good public transportations. At the time of taking possession, which will be at the turn of the months August/September, the economic occupancy rate is estimated to approx. 45 %.

The present managing director of the subsidiary Fastighets AB Briggen, Bengt Arne Johansson, will after 10 years as MD, retire during the second part of 2006. As new managing director from September 1st, 2006, Gunnar Östenson has been appointed. Gunnar Östenson has previously been active in IKEA and Skanska.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 22 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

File NO.: 82-4683

PRESS RELEASE 8/2006

Gothenburg July 18th, 2006

Castellum's net leasing continues strong

- **Rental income for the period January – June 2006 amounted to SEKm 984 (SEKm 942 corresponding period previous year).**

- **Net income after tax for the year amounted to SEKm 668 (546), equivalent to SEK 4.07 (3.33) per share.**

- **Income from property management improved by 10% to SEKm 417 (379), equivalent to SEK 2.54 (2.31) per share.**

- **Net leasing has continued its strong trend during the period and amounted to SEKm 41, which is almost twice as much as previous year.**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 417 (379), equivalent to SEK 2.54 (2.31) per share. The improvement amounts to 10%.

During the period changes in value on properties and derivatives amounted to, respectively SEKm 325 (531) and SEKm 168 (-155). After deduction for tax of SEKm 242 (209) net income for the period was SEKm 668 (546) equivalent to SEK 4.07 (3.33) per share.

During the period investments totalling SEKm 834 (736) were made, of which SEKm 361 (499) were acquisitions and SEKm 473 (237) investments in existing properties. Further, 7 (24) properties were sold for a total of SEKm 126 (428). Including acquisitions made in the beginning of July the investments during the year amounts to SEK 1.3 billion.

"I'm very pleased that Castellum's organisation has been successful in handling the good demand for premises" comments Castellum's CEO, Håkan Hellström. "Net leasing together with investments made mean good conditions for a positive development in future earnings" adds Håkan Hellström.

Enclosure: Half-year Report January – June 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 22 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

File NO.: 82-4683

RECEIVED
2006 JUL 25 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE 6/2006

Gothenburg April 19, 2006

Castellum's income from property management improved by 10%

- **Rental income for the period January – March 2006 amounted to SEKm 490 (SEKm 470 corresponding period previous year).**
- **Net income after tax for the year amounted to SEKm 239 (163), equivalent to SEK 5.83 (3.98) per share.**
- **Income from property management improved by 10% to SEKm 194 (176), equivalent to SEK 4.73 (4.29) per share.**
- **The last day for trading the Castellum share before the share split 4:1 is April 24.**

Income from property management for the period, i.e. net income excluding changes in value and tax, amounted to SEKm 194 (176), equivalent to SEK 4.73 (4.29) per share. The improvement amounts to 10%.

During the period changes in value on properties and derivatives amounted to, respectively SEKm 52 (70) and SEKm 85 (-18). After deduction for tax SEKm 92 (65) net income for the period was SEKm 239 (163) equivalent to SEK 5.83 (3.98) per share.

During the period investments totalling SEKm 362 (183) were made, of which SEKm 169 (85) were acquisitions and SEKm 193 (98) investments in existing properties. Further, six (14) properties were sold for a total of SEKm 112 (310).

"I'm pleased that our overall objective of growth in income from property management of at least 10% was achieved, despite higher operating expenses due to the cold and snowy winter" comments Castellum's CEO, Håkan Hellström.

Enclosure: Interim Report January – March 2006

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 21 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



I Arendal i anslutning till Göteborgs hamn har byggts en lager- och logistikbyggnad om cirka 27 000 kvm. Ett hyresavtal har tecknats med ett internationellt logistikföretag på hela ytan.

Halvårsrapport januari-juni 2006

Halvårsrapport januari-juni 2006

Castellum är ett av de större börsnoterade fastighetsbolagen i Sverige. Fastigheternas värde uppgår till drygt 22 miljarder kronor och består främst av kommersiella lokaler.

Fastigheterna ägs och förvaltas av sex helägda dotterbolag med en stark och tydlig närvaro inom fem tillväxtregioner: Storgöteborg (inkl Borås och Kungsbacka), Öresundsområdet (Malmö, Lund, Helsingborg), Storstockholm (Stockholms närförorter), Mälardalen (Örebro, Västerås, Uppsala) och Västra Småland (Värnamo, Jönköping, Växjö).

Castellumaktien är noterad på Stockholmsbörsens O-lista, Attract 40.

- Hyresintäkterna för perioden januari-juni 2006 uppgick till 984 Mkr (942 Mkr motsvarande period föregående år).

- Periodens resultat efter skatt uppgick till 668 Mkr (546), motsvarande 4,07 kronor (3,33) per aktie.

- Förvaltningsresultatet förbättrades med 10% till 417 Mkr (379), motsvarande 2,54 kronor (2,31) per aktie.

- Nettouthyrningen har under perioden haft en fortsatt stark utveckling och uppgick till 41 Mkr, vilket nästan är en fördubbling mot föregående år.

DATA PER AKTIE

Kronor	2006 jan-juni	2005 jan-juni	2005	2004	2003	2002	2001	2000
Förvaltningsresultat	2,54	2,31	5,00	4,52	4,07	3,77	3,30	2,65
Förändring	**+10%**		**+11%**	**+11%**	**+8%**	**+14%**	**+25%**	
Resultat efter skatt	4,07	3,33	7,89	5,59	2,68	4,00	5,68	4,07
Förändring	**+22%**		**+41%**	**+109%**	**-33%**	**-30%**	**+40%**	
Utdelning			2,63	2,38	2,13	1,88	1,63	1,38
Förändring			**+11%**	**+12%**	**+13%**	**+15%**	**+18%**	

Affärsidé

Castellums affärsidé är att utveckla och förädla fastighetsbeståndet med inriktning på bästa möjliga resultat- och värdetillväxt genom att med en stark och tydlig närvaro i fem svenska tillväxtregioner erbjuda lokaler anpassade till hyresgästernas behov.

Övergripande mål

Castellums verksamhet är fokuserad på tillväxt i kassaflöde och resultat, vilket tillsammans med en stabil kapitalstruktur ger förutsättningar för en god värdetillväxt i bolaget samtidigt som aktieägarna kan erbjudas en konkurrenskraftig utdelning.

- *Målsättning om årlig tillväxt i förvaltningsresultatet per aktie om minst 10% genom förädling av fastigheter, ökade hyresintäkter och en kostnadseffektiv förvaltning samt genom förvärv och nyproduktion av fastigheter med utvecklingspotential.*
- *Målsättning om årliga investeringar om minst 1 000 Mkr i fastigheter med potential och försäljningar av färdigutvecklade fastigheter om minst 500 Mkr per år.*
- *Målsättning för kapitalstrukturen skall vara en soliditet om 35-45% och en räntetäckningsgrad om minst 200%.*
- *Målsättning att dela ut minst 60% av förvaltningsresultatet efter skatt, dock med hänsyn tagen till investeringsplaner, konsolideringsbehov, likviditet och ställning i övrigt.*



Intäkter, kostnader och resultat

*Jämförelser angivna inom parentes avser motsvarande period föregående år förutom i avsnitt som beskriver tillgångar och finansiering där jämförelserna avser utgången av föregående år. För definitioner se Castellums webbplats, **www.castellum.se***

Förvaltningsresultatet, d v s periodens resultat exklusive värdeförändringar och skatt, uppgick till 417 Mkr (379), motsvarande 2,54 kr (2,31) per aktie. Förbättringen uppgår till 10% och har uppnåtts främst på grund av lägre räntenivåer.



FÖRVALTNINGSRESULTAT PER AKTIE
Isolerat kvartal, kr (staplar)
Rullande årsvärde, kr (kurva)
1,50
1,25
1,00
0,75
0,50
0,25
0,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Under det första halvåret uppgick värdeförändringar på fastigheter och derivat till 325 Mkr (531) respektive 168 Mkr (–155). Periodens resultat efter skatt uppgick till 668 Mkr (546), motsvarande 4,07 kr (3,33) per aktie.

Hyresintäkter

Koncernens hyresintäkter uppgick till 984 Mkr (942). Ökningen är främst en effekt av ett större fastighetsbestånd.

Castellums kontraktsportfölj bedöms för närvarande ligga på marknadsmässiga hyresnivåer. Detta innebär att merparten av kontrakten som nu förfaller förlängs på i prinicp oförändrade villkor. För kontors- och butiksfastigheter uppgick den genomsnittliga kontrakterade hyresnivån till 1 084 kr/kvm, medan den för lager- och industrifastigheter uppgick till 622 kr/kvm. Hyresnivåerna har jämfört med föregående år ökat med 1%.

Castellum har stor riskspridning i den kommersiella kontraktsportföljen, som består av ca 3 700 kontrakt med spridning på ett flertal olika branscher och löptider. Det enskilt största kontraktet svarar för 1% av Castellums totala hyresintäkter.

Den ekonomiska uthyrningsgraden för kontors- och butiksfastigheter uppgick till 88,0% och för lager- och industrifastigheter 86,7%, vilket är något högre jämfört med första kvartalet i år. Det totala hyresvärdet för outhyrda ytor uppgår på årsbasis till 290 Mkr.

Nettouthyrningen (dvs. årshyra för total uthyrning minus för avflyttning uppsagda kontrakt) var under perioden 41 Mkr (23). Den positiva utvecklingen avseende bruttouthyrningen har fortsatt under andra kvartalet och de senaste fyra kvartalen har den legat på en konstant hög nivå. Även om också uppsägningar ökat något består den positiva trenden avseende nettouthyrningen. Tidsförskjutningen mellan redovisad nettouthyrning och resultateffekt därav bedöms till mellan 6-18 månader.



NETTOUTHYRNING
Isolerat kvartal, Mkr
Nytecknat
Uppsagt
Nettouthyrning, rullande årsvärde
120
100
80
60
40
20
0
-20
-40
-60
-80
2000 2001 2002 2003 2004 2005 2006

Hyresmarknaden, vad avser efterfrågan på lokaler, är stark på Castellums samtliga delmarknader. Hyresnivåerna är fortsatt stabila.

Fastighetsmarknaden har under andra kvartalet kännetecknats av en fortsatt hög aktivitet i såväl samtliga Castellums delmarknader som fastighetskategorier. Det största intresset har kvarstått för större portföljer från såväl internationella som svenska investerare. Fastighetspriserna har generellt sett varit svagt ökande och utvecklades under våren mot en allt tydligare differentiering mellan bl.a. utvecklingsbara och färdigutvecklade fastigheter.

Fastighetskostnader

Fastighetskostnaderna uppgick till 365 Mkr (327) motsvarande 274 kr/kvm (258). Kostnadsökningen per kvm uppgick till 6% vilket främst förklaras av högre kostnader för uppvärmning.

Centrala administrationskostnader

De centrala administrationskostnaderna uppgick till 32 Mkr (30). I denna post ingår även kostnader för ett resultat- och aktiekursbaserat incitamentsprogram till företagsledningen om 4 Mkr (6).

Finansnetto

Finansnettot uppgick till –170 Mkr (–206). Den genomsnittliga räntenivån under perioden var 3,6% (4,7%).

Castellums ränteförfallostruktur innebär en låg exponering vid en förändring av marknadsräntan. Med antagande om oförändrad lånevolym och bibehållen genomsnittlig räntebindning innebär en omedelbar förändring av mark-

nadsräntan med en procentenhet en förändring av räntenettot det närmaste året med 49 Mkr, vilket motsvarar 6% av förvaltningsresultatet.

Värdeförändringar

Under perioden har 7 fastigheter (24) sålts för ett sammanlagt försäljningspris om 126 Mkr (428), vilket gav 29 Mkr (61) i realiserat resultat. Merparten av försäljningarna avser bostadsfastigheter sålda till bostadsrättsföreningar.

För att spegla den prisuppgång som noterats på fastighetsmarknaden under första halvåret, har i de interna värderingarna gjorts bedömning om att marknadens avkastningskrav sjunkit med i genomsnitt 0,1%-enhet. Utifrån den interna värderingen har periodens orealiserade värdeförändring beräknats till 296 Mkr (470).

Den genomsnittliga räntan för Castellums upplåning var 3,7% vid periodens utgång. Marknadsräntan för en låneportfölj med motsvarande förfallostruktur uppgår till 3,6%. I och med att marknadsräntan är lägre uppstår ett undervärde i räntederivatportföljen, som vid periodens utgång uppgick till 65 Mkr (233). Under perioden har värdet förändrats med 168 Mkr (–155), vilket främst förklaras av stigande marknadsräntor.

Skatt

På grund av möjligheten att göra skattemässiga avskrivningar och avdrag för vissa investeringar på fastigheter samt nyttja underskottsavdrag uppstår ingen betald skattekostnad.

Dock redovisas en uppskjuten skattekostnad om 242 Mkr motsvarande nyttjade underskottsavdrag, den genom skattemässiga avskrivningar och avdrag för investeringar uppskjutna beskattningen samt värdeförändringar. Kvarvarande underskottsavdrag har beräknats till 259 Mkr.

Redovisningsprinciper

Castellum följer de av EU antagna IFRS standarderna och tolkningarna av dessa (IFRIC). Denna delårsrapport är upprättad enligt IAS 34 Delårsrapportering. Redovisningsprinciper och beräkningsmetoder är oförändrade jämfört med årsredovisningen föregående år.

Aktiesplit

Den av årsstämman beslutade aktiesplitten 4:1 genomfördes under april, varvid antalet registrerade aktier under perioden ökade från 43 001 677 till 172 006 708 och antalet utestående aktier under perioden ökade från 41 000 000 till 164 000 000. Sista dag för handel med aktier före split var den 24 april 2006 och avstämningsdag var den 27 april 2006.

Samtliga aktierelaterade nyckeltal i denna delårsrapport är omräknade med hänsyn till den genomförda aktiesplitten.

Fastighetsbestånd

Fastighetsbeståndet, som består av enbart svenska fastigheter, är koncentrerat till Storgöteborg, Öresundsområdet, Storstockholm, Mälardalen och Västra Småland. Tyngdpunkten i beståndet finns i de tre storstadsregionerna.

Det kommersiella beståndet består av såväl kontors- och butiksfastigheter som lager- och industrifastigheter huvudsakligen koncentrerade till välbelägna arbetsområden med goda kommunikationer och utbyggd service.

Investeringar och försäljningar

Fastighetsportföljen har under perioden förändrats enligt nedan.

FÖRÄNDRING AV FASTIGHETSBESTÅNDET

	Verkligt värde, Mkr	Antal
Fastighetsbestånd 1 januari 2006	21 270	494
+ Förvärv	361	13
+ Investeringar i befintliga fastigheter	473	–
– Försäljningar	– 97	– 7
+ Orealiserade värdeförändringar	296	–
Fastighetsbestånd 30 juni 2006	22 303	500

Under perioden har investerats för totalt 834 Mkr (736), varav 361 Mkr (499) avser förvärv och 473 Mkr (237) investeringar i befintliga fastigheter. Av de totala investeringarna avser 292 Mkr Storgöteborg, 260 Mkr Mälardalen, 133 Mkr Öresundsområdet, 96 Mkr Storstockholm samt 53 Mkr Västra Småland.

INVESTERINGAR


Isolerat kvartal, Mkr (staplar)
Rullande årsvärde, Mkr (kurva)
Investeringar i befintligt bestånd
Förvärv
800
700
600
500
400
300
200
100
0
2 000
1 750
1 500
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004
2005
2006

Under början av juli förvärvades sex fastigheter i Storstockholm för 436 Mkr. Inkluderat detta förvärv har således investeringar gjorts hittills under året med 1,3 mdr.

CASTELLUMS FASTIGHETSBESTÅND

	2006-06-30				januari-juni 2006						
	Antal fastigheter	Yta tkvm	Verkligt värde Mkr	*Verkligt värde kr/kvm*	Hyresvärde Mkr	*Hyresvärde kr/kvm*	Ekon. uthyrningsgrad	Hyresintäkter Mkr	Fastighetskostnader Mkr	*Fastighetskostnader kr/kvm*	Driftsöverskott Mkr
Kontor/butik											
Storgöteborg	69	358	4 203	*11 752*	202	*1 128*	88,9%	179	51	*287*	128
Öresundsområdet	46	305	4 315	*14 133*	185	*1 212*	89,1%	165	46	*298*	119
Storstockholm	38	255	2 645	*10 635*	154	*1 206*	82,1%	126	45	*351*	81
Mälardalen	48	236	1 793	*7 604*	107	*909*	89,4%	96	32	*271*	64
Västra Småland	38	204	1 542	*7 560*	88	*867*	92,0%	81	29	*289*	52
Summa kontor/butik	**239**	**1 358**	**14 498**	***10 677***	**736**	***1 084***	**88,0%**	**647**	**203**	***299***	**444**
Lager/industri											
Storgöteborg	85	479	2 791	*5 829*	154	*643*	92,0%	141	36	*151*	105
Öresundsområdet	40	283	1 621	*5 728*	85	*605*	80,3%	69	21	*146*	48
Storstockholm	32	195	1 133	*5 812*	74	*755*	85,8%	63	23	*237*	40
Mälardalen	37	150	657	*4 383*	45	*604*	84,4%	38	13	*179*	25
Västra Småland	32	167	610	*3 636*	38	*451*	83,5%	32	10	*116*	22
Summa lager/industri	**226**	**1 274**	**6 812**	***5 345***	**396**	***622***	**86,7%**	**343**	**103**	***162***	**240**
Bostäder											
Göteborg	1	1	20	*13 981*	1	*1 115*	100,0%	1	0	*386*	1
Helsingborg	2	17	242	*14 635*	9	*1 067*	99,1%	9	3	*347*	6
Summa bostäder	**3**	**18**	**262**	***14 582***	**10**	***1 071***	**99,2%**	**10**	**3**	***350***	**7**
Summa	**468**	**2 650**	**21 572**	***8 140***	**1 142**	***862***	**87,6%**	**1 000**	**309**	***233***	**691**
Uthyrning och fastighetsadministration									55	*41*	– 55
Summa efter uthyrning och fastighetsadministration									**364**	***274***	**636**
Projekt	4	45	355	–	6	–	–	3	3	–	0
Obebyggd mark	28	–	376	–	–	–	–	–	–	–	–
Totalt	**500**	**2 695**	**22 303**	**–**	**1 148**	**–**	**–**	**1 003**	**367**	**–**	**636**

Ovanstående sammanställning avser de fastigheter som Castellum ägde vid periodens utgång och avspeglar fastigheternas intäkter och kostnader såsom de hade ägts under hela perioden. Avvikelsen mellan ovan redovisade driftsöverskott om 636 Mkr och resultaträkningens driftsöverskott om 619 Mkr förklaras av, dels att driftsöverskottet om 1 Mkr i under perioden sålda fastigheter frånräknats, dels att driftsöverskottet i under perioden förvärvade/färdigställda fastigheter räknats upp med 18 Mkr såsom de ägts eller varit färdigställda under hela perioden.

HYRESVÄRDE PER KATEGORI, EXKL PROJEKT



Kontor/butik 64 %
Lager/industri 35%
Bostäder 1%

HYRESVÄRDE PER REGION, EXKL PROJEKT



Storgöteborg 31%
Storstockholm 20%
Mälardalen 13%
Öresundsområdet 25%
Västra Småland 11%

FASTIGHETSRELATERADE NYCKELTAL

	2006 jan-juni	2005 jan-juni	2005 jan-dec
Hyresvärde, kr/kvm	862	850	851
Ekonomisk uthyrningsgrad	87,6%	88,3%	88,1%
Fastighetskostnader, kr/kvm	274	258	247
Driftsöverskott, kr/kvm	480	492	502
Verkligt värde, kr/kvm	8 140	7 775	7 930
Antal fastigheter	500	488	494
Uthyrningsbar yta, tkvm	2 695	2 573	2 651

Mkr	Hyresintäkter 2006 jan-juni	Hyresintäkter 2005 jan-juni	Driftsöverskott inkl. värdeförändring fastighet 2006 jan-juni	Driftsöverskott inkl. värdeförändring fastighet 2005 jan-juni
Storgöteborg	320	301	337	420
Öresundsområdet	[illegible]	237	253	322
Storstockholm	185	180	153	183
Mälardalen	128	113	108	108
Västra Småland	112	111	93	113
Totalt	**984**	**942**	**944**	**1 146**

Finansiering

FINANSIERING 2006-06-30



Eget kapital
9 178 Mkr (41%)
Uppskjuten skatteskuld
2 395 Mkr (11%)
Derivat 65 Mkr (0%)
Räntebärande skulder
10 071 Mkr (45%)
Ej räntebärande skulder
741 Mkr (3%)

Eget kapital

Det egna kapitalet uppgår till 9 178 Mkr (8 940), motsvarande en soliditet om 41% (42%).

I syfte att reglera bolagets kapitalstruktur kan bolaget förvärva 9,2 miljoner egna aktier utöver de åtta miljoner som förvärvats tidigare.

Räntebärande skulder

Under juni månad har Castellum för första gången utgivit långfristiga obligationer. Emitterad volym för obligationslånen uppgick till 300 Mkr med en löptid på 3-5 år.

Den 30 juni 2006 hade Castellum långfristiga bindande kreditavtal i bank om 11 250 Mkr (10 956), långfristiga obligationslån om 300 Mkr (0), kortfristiga bindande kreditavtal i bank om 426 Mkr (422) och ett företagscertifikatprogram om 3 000 Mkr (3 000). För utestående företagscertifikat om 2 975 Mkr finns full täckning av outnyttjat utrymme i långfristiga kreditavtal. Netto räntebärande skulder efter avdrag för likviditet om 8 Mkr (5) uppgick till 10 063 Mkr (9 391). Den genomsnittliga kreditbindningen på Castellums långfristiga kreditavtal uppgick per den 30 juni 2006 till 5,6 år.

Den genomsnittliga effektiva räntan per den 30 juni 2006 var 3,7% (3,5%). Den genomsnittliga räntebindningstiden vid samma datum uppgick till 2,3 år (2,7), vilken uppnåtts genom att utestående lån med kort räntebindning förlängts via ränteswapavtal. Andelen ränteförfall under kommande 12-månadersperiod uppgick till 55% (57%). Den genomsnittliga räntebindningen skall enligt finanspolicyn vara 1,5-3 år medan andelen förfall inom 12 månader skall vara högst 60%.

RÄNTE-

	Ränteförfallostruktur		Låneförfallostruktur	
	Ränteförfall Mkr	Medelränta	Kreditavtal Mkr	Utnyttjat Mkr
0-1 år	5 563	3,5%	3 401	3 113
1-2 år	800	3,8%	[illegible]	[illegible]
2-3 år	700	4,4%	1 800	800
3-4 år	450	5,2%	750	250
4-5 år	200	5,2%	500	200
5-10 år	2 350	4,5%	8 500	5 700
Totalt	**10 063**	**3,7%**	**14 951**	**10 063**

Substansvärde

Då tillgångar och skulder är värderade till verkligt värde kan substansvärdet beräknas utifrån balansräkningens egna kapital. Dock bör hänsyn tas till det värdeintervall om +/– 5-10% som anges vid fastighetsvärderingar för att avspegla den osäkerhet som finns i gjorda antaganden och beräkningar. Vidare bedöms den effektiva skatten vara lägre än den redovisade nominella skattesatsen om 28% på grund av dels möjligheten att sälja fastigheter på ett skatteeffektivt sätt, dels tidsfaktorn som medför att skatten skall diskonteras.

Sammantaget ger detta, med antagande om dels ett värdeintervall om +/– 5% på fastighetsnivå, dels ett antagande om en beräknad effektiv skatt om 10%, ett substansvärde i intervallet enligt nedan.

SUBSTANSVÄRDE

Mkr		
Substansvärde enligt balansräkning	9 178	
Återläggning 28% uppskjuten skatt	2 395	
Osäkerhetsintervall -/+ 5% fastigheter	- 1 115	1 115
Substansvärde före skatt	10 458	12 688
D:o kr/aktie	*64*	*77*
Kalkylmässig uppskjuten skatt 10%	- 744	- 967
Substansvärde efter 10% skatt	9 714	11 721
D:o kr/aktie	*59*	*71*

Moderbolaget

Resultatet efter skatt för moderbolaget, som innehåller endast koncerngemensamma funktioner, uppgick till 112 Mkr (–117), varav 168 Mkr (–155) avsåg värdeförändring i derivatportföljen. Omsättningen, som i huvudsak utgörs av koncerninterna tjänster, uppgick till 5 Mkr (4).

Moderbolagets tillgångar består, utöver likviditet om 0 Mkr (0), i huvudsak av finansiering av dotterbolagens fastighetsinnehav fördelat på aktier i dotterbolag 3 727 Mkr (3 727) och räntebärande internfinansiering om 10 522 Mkr (9 925). Finansieringen har i huvudsak skett genom eget kapital om 3 707 Mkr (4 026), varav 3 601 Mkr (3 920) utgör fritt eget kapital, och externa skulder om 10 065 Mkr (9 387).

Göteborg den 18 juli 2006

Håkan Hellström
Verkställande direktör

Revisors rapport över översiktlig granskning av en fullständig uppsättning av finansiella rapporter upprättade i enlighet med IAS 34.

Till styrelsen i Castellum AB

Inledning
Vi har utfört en översiktlig granskning av halvårsrapport för Castellum AB för perioden 2006-01-01 - 2006-06-30. Det är företagsledningen som har ansvaret för att rättvisande upprätta och presentera denna finansiella delårsinformation i enlighet med IAS 34. Vårt ansvar är att uttala en slutsats om denna finansiella delårsinformation grundad på vår översiktliga granskning.

Den översiktliga granskningens inriktning och omfattning
Vi har utfört vår översiktliga granskning i enlighet med Standard för översiktlig granskning *SÖG 2410 Översiktlig granskning av finansiell delårsinformation utförd av företagets valda revisor* som är utgiven av FAR. En översiktlig granskning består av att göra förfrågningar, i första hand till personer som är ansvariga för finansiella frågor och redovisningsfrågor, att utföra analytisk granskning och att vidta andra översiktliga granskningsåtgärder. En översiktlig granskning har en annan inriktning och en betydligt mindre omfattning jämfört med en inriktning och omfattning som en revision enligt Revisionsstandard i Sverige RS och god revisionssed i övrigt har. De granskningsåtgärder som vidtas vid en översiktlig granskning gör det inte möjligt för oss att skaffa oss en sådan säkerhet att vi blir medvetna om alla viktiga omständigheter som skulle kunna ha blivit identifierade om en revision utförts. Den uttalade slutsatsen grundad på en översiktlig granskning har därför inte den säkerhet som en uttalad slutsats grundad på en revision har.

Slutsats
Grundat på vår översiktliga granskning har det inte kommit fram några omständigheter som ger oss anledning att anse att den bifogade finansiella delårsinformationen inte, i allt väsentligt, ger en rättvisande bild av företagets finansiella ställning per den 30 juni 2006 samt av dess finansiella resultat och kassaflöde för den sexmånadersperiod som slutade per detta datum i enlighet med IAS 34.

Göteborg den 18 juli 2006

Caj Nackstad
Auktoriserad revisor

Ingemar Rindstig
Auktoriserad revisor

RESULTATRÄKNING

Mkr	2006 april-juni	2005 april-juni	2006 jan-juni	2005 jan-juni	Rullande 12 mån. juli 05-juni 06	2005 jan-dec
Hyresintäkter	494	472	984	942	1 949	1 907
Driftskostnader	– 92	– 82	– 216	– 187	– 382	– 353
Underhåll	– 22	– 23	– 46	– 46	– 93	– 93
Tomträttsavgäld	– 5	– 4	– 9	– 8	– 17	– 16
Fastighetsskatt	– 19	– 13	– 39	– 33	– 75	– 69
Uthyrning och fastighetsadministration	– 27	– 27	– 55	– 53	– 108	– 106
Driftsöverskott	**329**	**323**	**619**	**615**	**1 274**	**1 270**
Centrala administrationskostnader	– 18	– 17	– 32	– 30	– 70	– 68
Finansnetto	– 88	– 103	– 170	– 206	– 346	– 382
Förvaltningsresultat	**223**	**203**	**417**	**379**	**858**	**820**
Värdeförändringar						
Fastigheter, realiserade	3	18	29	61	39	71
Fastigheter, orealiserade	270	443	296	470	687	861
Derivat, realiserade	–	–	–	–	14	14
Derivat, orealiserade	83	– 137	168	– 155	269	– 54
Resultat före skatt	**579**	**527**	**910**	**755**	**1 867**	**1 712**
Aktuell skatt	0	30	0	3	– 4	– 1
Uppskjuten skatt	– 150	– 174	– 242	– 212	– 447	– 417
Periodens/Årets resultat	**429**	**383**	**668**	**546**	**1 416**	**1 294**

Då inga minoritetsintressen föreligger är hela resultatet hänförligt till moderbolagets aktieägare.

DATA PER AKTIE

	2006 april-juni	2005 april-juni	2006 jan-juni	2005 jan-juni	Rullande 12 mån. juli 05-juni 06	2005 jan-dec
Genomsnittligt antal aktier, tusental	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Resultat efter skatt, kr	2,62	2,34	4,07	3,33	8,63	7,89
Förvaltningsresultat, kr	1,36	1,24	2,54	2,31	5,23	5,00
Utestående antal aktier, tusental	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*
Fastigheter verkligt värde, kr	136	124	136	124	136	130
Eget kapital, kr	56	50	56	50	56	55

Någon utspädningseffekt föreligger ej då inga potentiella aktier (t ex konvertibler) förekommer. Samtliga aktierelaterade nyckeltal har omräknats utifrån den under april 2006 genomförda aktiespliten 4:1.

FINANSIELLA NYCKELTAL

	2006 april-juni	2005 april-juni	2006 jan-juni	2005 jan-juni	Rullande 12 mån. juli 05-juni 06	2005 jan-dec
Överskottsgrad	67%	68%	63%	65%	65%	67%
Räntetäckningsgrad	353%	297%	345%	284%	348%	315%
Avkastning eget kapital	10,2%	10,3%	10,7%	10,1%	16,3%	15,2%
Avkastning totalt kapital	6,9%	8,4%	6,8%	8,5%	9,0%	10,4%
Investering, Mkr	472	553	834	736	1 455	1 357
Försäljning, Mkr	14	118	126	428	166	468
Soliditet	41%	40%	41%	40%	41%	42%
Belåningsgrad	45%	45%	45%	45%	45%	45%

BALANSRÄKNING

Mkr	30 juni 2006	30 juni 2005	31 dec 2005
Tillgångar			
Förvaltningsfastigheter	22 303	20 288	21 270
Övriga anläggningstillgångar	14	13	14
Kortfristiga fordringar	125	113	89
Kassa och bank	8	9	5
Summa tillgångar	**22 450**	**20 423**	**21 378**
Eget kapital och skulder			
Eget kapital	9 178	8 192	8 940
Uppskjuten skatteskuld	2 395	1 914	2 126
Långfristiga räntebärande skulder	10 071	9 092	9 396
Derivat	65	546	233
Ej räntebärande skulder	741	679	683
Summa eget kapital och skulder	**22 450**	**20 423**	**21 378**

FÖRÄNDRING EGET KAPITAL

Mkr	*Antal utestående aktier, tusental*	Aktiekapital	Reserver	Balanserad vinst	Totalt eget kapital
Eget kapital 2004-12-31	*41 000*	**86**	**20**	**7 929**	**8 035**
Utdelning, mars 2005	–	–	–	– 389	– 389
Resultat januari-juni 2005	–	–	–	546	546
Eget kapital 2005-06-30	*41 000*	**86**	**20**	**8 086**	**8 192**
Resultat juli-december 2005	–	–	–	748	748
Eget kapital 2005-12-31	*41 000*	**86**	**20**	**8 834**	**8 940**
Utdelning, mars 2006	–	–	–	– 430	– 430
Aktiesplit 4:1, april 2006	*123 000*	–	–	–	–
Resultat januari-juni 2006	–	–	–	668	668
Eget kapital 2006-06-30	*164 000*	**86**	**20**	**9 072**	**9 178**

KASSAFLÖDESANALYS

Mkr	jan-juni 2006	jan-juni 2005	jan-dec 2005
Driftsöverskott	619	615	1 270
Centrala administrationskostnader	– 32	– 30	– 68
Återläggning av avskrivningar	2	2	5
Betalt finansnetto	– 133	– 208	– 446
Betald skatt förvaltningsresultat	–	3	– 1
Kassaflöde löpande verksamhet före förändring rörelsekapital	**456**	**382**	**760**
Förändring kortfristiga fordringar	– 38	– 38	– 32
Förändring kortfristiga skulder	34	16	42
Kassaflöde från den löpande verksamheten	**452**	**360**	**770**
Investeringar i befintliga fastigheter	– 473	– 237	– 597
Förvärv av fastigheter	– 333	– 456	– 710
Förändring skuld vid förvärv av fastigheter	– 13	33	74
Försäljning av fastigheter	126	428	468
Förändring fordran vid försäljning av fastigheter	2	11	30[illegible]
Investeringar i övrigt, netto	– 3	– 6	– 12
Kassaflöde från investeringsverksamheten	[illegible]	**– 227**	**– 747**
Förändring långfristiga skulder	675	[illegible]	562
Lösen derivat	–	[illegible]	– 198
Utbetald utdelning	– 430	– 389	– 389
Kassaflöde från finansieringsverksamheten	**245**	**– 131**	**– 25**
Periodens/Årets kassaflöde	**3**	**2**	**– 2**
Kassa och bank ingående balans	5	7	7
Kassa och bank utgående balans	**8**	**9**	**5**

Castellumaktien

Castellum, vars aktie är noterad på Stockholmsbörsens O-lista, Attract 40, hade vid periodens utgång ca 7 700 aktieägare. Aktieägare registrerade i utlandet kan inte särskiljas vad avser direktägda och förvaltarregistrerade aktier. De tio enskilt största svenska aktieägarna framgår av nedanstående tabell.

AKTIEÄGARE

Aktieägare per 2006-06-30	Antal aktier - tusental	Andel röster och kapital
László Szombatfalvy	10 976	6,7%
AFA Sjukförsäkrings AB	7 281	4,5%
AMF Pensionsförsäkrings AB	3 442	2,1%
Kåpan Pensioner Försäkringsförening	2 794	1,7%
Tredje AP-fonden	2 657	1,6%
Realinvest, Roburs Aktiefond	2 169	1,3%
AFA TFA Försäkrings AB	2 152	1,3%
Societe Generale Dep Des Services	1 645	1,0%
Gamla Livförsäkringsaktiebolaget	1 354	0,8%
Bengt Norman	1 300	0,8%
Övriga aktieägare registrerade i Sverige	42 584	26,0%
Aktieägare registrerade i utlandet	85 646	52,2%
Totalt utestående aktier	164 000	100,0%
Återköpta egna aktier	8 007	
Totalt registrerade aktier	172 007	

Några potentiella aktier (t ex konvertibler) förekommer inte.

AKTIEÄGARE FÖRDELADE 2006-06-30


Sverige 48%
Varav
Fonder, försäkr. bolag m m 21%
Privatpersoner, privata bolag 23%
AP-fonder 2%
Stiftelser, föreningar m m 2%
USA 20%
Storbritannien 8%
Luxemburg 6%
Nederländerna 4%
Övriga 14%

Kursen på Castellumaktien den 30 juni 2006 var 73,75 kronor motsvarande ett börsvärde om 11,7 mdr, beräknat på antalet utestående aktier.

Sedan årets början har totalt 63,7 miljoner aktier omsatts motsvarande i genomsnitt 518 000 aktier per dag, vilket på årsbasis motsvarar en omsättningshastighet om 80%.

Under den senaste tolvmånadersperioden har Castellumaktiens totalavkastning, inklusive utdelning om 2,63 kronor, varit –3,9%. Sedan börsintroduktionen den 23 maj 1997 har Castellumaktiens totalavkastning, jämfört med ett för split omräknat introduktionspris om 12,75 kronor, varit i genomsnitt 23,8% per år.

TOTALAVKASTNING (INKLUSIVE UTDELNING)

	Juli 2005 - juni 2006	Genomsnitt per år maj 1997-juni 2006
Castellumaktien	–3,9%	23,8%
Stockholmsbörsen (SIX)	24,8%	9,3%
Fastighetsindex Sverige (EPRA)	1,9%	19,2%
Fastighetsindex Europa (EPRA)	23,9%	15,0%

CASTELLUMAKTIENS UTVECKLING SEDAN NOTERINGEN 23 MAJ 1997 T O M 13 JULI 2006


Omsättning, miljoner aktier per månad
Aktiekurs, kronor
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Castellum kurs
Castellum kurs inkl utdelning
Stockholmsbörsen (SIX inkl utdelning)
Fastighetsindex Sverige (EPRA inkl utdelning)
Omsättning per månad

KALENDARIUM

Delårsrapport januari-september 2006	18 oktober 2006
Bokslutskommuniké 2006	24 januari 2007
Årsstämma	22 mars 2007
Delårsrapport januari-mars 2007	18 april 2007
Halvårsrapport januari-juni 2007	18 juli 2007
Delårsrapport januari-september 2007	17 oktober 2007
Bokslutskommuniké 2007	23 januari 2008
Årsstämma	27 mars 2008

Ytterligare information kan erhållas av Castellums VD Håkan Hellström, telefon 031-60 74 00, samt på Castellums webbplats.

www.castellum.se

På Castellums webbplats finns möjlighet att dels hämta, dels prenumerera på pressmeddelanden och delårsrapporter.

Samtliga bilder i denna halvårsrapport visar fastigheten Arendal 1:13 i Göteborg.

DOTTERBOLAG

Aspholmen Fastigheter AB
Elementvägen 14, 702 27 Örebro
Telefon 019-27 65 00 Telefax 019-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Briggen
Fredriksbergsgatan 1, Box 3158, 200 22 Malmö
Telefon 040-38 37 20 Telefax 040-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Brostaden
Bolidenvägen 14, Box 5013, 121 05 Johanneshov
Telefon 08-602 33 00 Telefax 08-602 33 30
info@brostaden.se
www.brostaden.se

Fastighets AB Corallen
Lasarettsgatan 3, Box 148, 331 21 Värnamo
Telefon 0370-69 49 00 Telefax 0370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB
Ringögatan 12, Box 8725, 402 75 Göteborg
Telefon 031-744 09 00 Telefax 031-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB
Kråketorpsgatan 20, 431 53 Mölndal
Telefon 031-706 65 00 Telefax 031-706 65 29
info@harrysjogren.se
www.harrysjogren.se

CASTELLUM

Castellum AB (publ) • Box 2269, 403 14 Göteborg • Besöksadress Kaserntorget 5
Telefon 031-60 74 00 • Telefax 031-13 17 55 • E-post info@castellum.se • www.castellum.se
Org nr 556475-5550